Tax Information

The following information is not intended to be a complete discussion covering all your income tax requirements, and it should not be relied upon as a source of professional advice. For additional information, please refer to our Frequently Asked Tax Questions. Distribution information is also available in the Performance & Prices section of this web site. Helpful Tax Material Handouts

Letter which accompanies 1099 mailing - Discusses Forms 1099-DIV and 1099-B that are sent to shareholders in late-January 2007, and includes information that may be useful in preparing certain state tax returns. 2006 supplemental tax reporting information - Lists 2006 distributions from the Funds and other data that may assist shareholders with tax reporting. 2006 tax reporting of foreign taxes paid - For investors in Dodge & Cox International Stock Fund only. Contains information on foreign taxes paid that you may need to complete your 2006 federal and state income tax returns. Tax Information Mailing Schedule Mid-January Year-end statement: reports distributions, activity and year-end balances in each Fund account for the year. Late-January Form 1099-DIV: reports taxable distributions for the year. Form 1099-B: reports proceeds from sales (redemptions or exchanges) of shares. Form 1099-R: reports any withdrawals from a Traditional, Roth or SEP Individual Retirement Account (IRA). Average Cost Accounting Statement: shows all sales (redemptions or exchanges) reportable for the prior year and calculates the taxable gain or loss on an average cost basis for each sale. Statement will be sent to most shareholders of taxable accounts who sold shares in the prior year. Please note: If you received a Statement that shows a loss on a December sale, some or all of that loss might be disallowed due to wash sale rules if you purchase additional shares in January. If that is the case, a revised Statement will be sent to you in mid-to-late February. Mid-March (foreign persons only) Form 1042-S: reports taxable dividends and income tax withheld on accounts owned by foreign persons. Late-May Form 5498: reports regular and rollover 2006 IRA contributions to Traditional and Roth IRAs, and SEP-IRA accounts. This site is for persons in the United States only. Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity. Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

January 2007

DODGE & COX INTERNATIONAL STOCK FUND

2006 Tax Reporting of Foreign Taxes Paid

This report contains information on foreign taxes paid that shareholders of Dodge & Cox International Stock Fund (the “Fund”) may need to complete their 2006 federal and state income tax returns.

In December 2006, the Fund paid a dividend that included income from foreign investments. The Fund elected to pass through to its shareholders the foreign taxes paid on investment income. As a shareholder in the Fund, you may be able to claim a credit or an itemized deduction on your federal tax return for the amount of tax paid to foreign countries. Taking a credit is usually more to your benefit, but to qualify you must have held your shares in the Fund for at least 16 days during the period December 13, 2006 through January 12, 2007. You should consult with your tax advisor to determine whether the credit or deduction for foreign taxes paid is most appropriate for your tax situation.

Foreign Tax Deduction: To claim foreign tax paid as an itemized deduction, report the amount from Box 6 of your Form 1099-DIV on Line 8 of Schedule A (Form 1040). You are not required to complete Form 1116.

Foreign Tax Credit:

Simplified Method: If your 2006 share of foreign tax from all sources is $300 or less ($600 if filing a joint return), you may be eligible to claim a foreign tax credit on Line 47 of Form 1040 without regard to the foreign tax credit limitation and without filing Form 1116.

Standard Method: If you choose to claim a foreign tax credit and are required to file Form 1116, you must report your foreign source income and foreign taxes paid on a country-by-country basis. You should use the information provided in the accompanying table and on your Form 1099-DIV to calculate your foreign tax credit.

Calculate your foreign source income for the Fund by multiplying your ordinary income from Box 1a of your Form 1099-DIV by the percentage of gross income for each country shown in Column 1 of the accompanying table. You might then be required to adjust each country’s total by the foreign source qualified dividend rate differential adjustment (as described in the instructions for Form 1116). Add the amounts for each country (plus any other eligible foreign income) and report the country totals on Form 1116, Part I, Line 1a.

Calculate the foreign tax paid for the Fund by multiplying the amount of Box 6 of your Form 1099-DIV by the percentage of tax paid to each country in the table provided. Add the amounts for each country (plus any other eligible foreign tax paid) and report the country totals on Form 1116, Part II, Column (t).

	Column 1	Column 2
Country	Gross Income	Foreign Tax Paid
Australia	1.7%	0.0%
Brazil	4.9%	6.4%
Canada	0.1%	0.2%
Finland	1.0%	2.2%
France	6.5%	11.9%
Germany	3.1%	7.2%
Israel	1.4%	4.2%
Japan	6.9%	7.8%
Korea	6.2%	15.8%
Mexico	1.9%	0.0%
Netherlands	7.3%	14.5%
Norway	1.8%	4.1%
Singapore	1.8%	6.9%
South Africa	1.2%	0.0%
Spain	0.7%	1.5%
Sweden	3.7%	8.5%
Switzerland	4.0%	7.7%
Thailand	0.7%	1.1%
United Kingdom	21.3%	0.0%
Total	76.2%	100.0%

Other Information

We hope that this information will help you prepare your federal and state income tax returns. However, it is not intended to be a complete discussion covering all of your tax requirements. If you have questions about claiming foreign taxes, you should consult with your tax advisor or refer to the IRS (www.irs.gov) and state instructions for preparing income tax returns. Additional year-end information regarding tax reporting and online access to your account can be found on the Funds’ web site at www.dodgeandcox.com. If you have any questions concerning your account, please call a customer service representative at

1-800-621-3979.

1/07 D&C 1099FTC

January 2007

DODGE & COX FUNDS

2006 Supplemental Tax Reporting Information

The following information has been provided to assist you with your tax reporting. It is not intended to be a complete discussion of your tax requirements and it should not be relied upon as a source of professional tax advice. You may want to direct tax reporting questions to your personal tax advisor or refer to federal and state instructions for preparing tax returns. Additional year-end information regarding tax reporting and online access to your account can be found on the Funds’ web site at www.dodgeandcox.com. If you have any questions concerning your account, please call a customer service representative at 1-800-621-3979.

12/31/06 Net Asset Values Per Share

Dodge & Cox Stock Fund	$153.46
Dodge & Cox International Stock Fund	$43.66
Dodge & Cox Balanced Fund	$87.08
Dodge & Cox Income Fund	$12.57

2006 Distributions

Dodge & Cox Stock Fund: [Fund#145; DODGX; 256219106]

Record Date	Ex-dividend and Reinvestment Date	Distributions Per Share			Price Per Share if Reinvested	Tax Designations (per share)
		Ordinary Income	Short-Term Capital Gain	Long-Term Capital Gain		Qualified Dividends
3/30/06	3/31/06	$.420	$.000	$.258	$143.81	$.42000
6/28/06	6/29/06	.490			144.39	.49000
9/27/06	9/28/06	.670			150.78	.67000
12/27/06	12/28/06	.540	.247	6.405	154.07	.78700
		$2.120	$.247	$6.663		$2.36700

Dodge & Cox International Stock Fund: [Fund#1048; DODFX; 256206103]

Record Date	Ex-dividend and Reinvestment Date	Distributions Per Share			Price Per Share if Reinvested	Tax Designations (per share)
		Ordinary Income	Short-Term Capital Gain	Long-Term Capital Gain		Foreign Tax Paid	Qualified Dividends
12/27/06	12/28/06	$0.565	$0.144	$0.471	$43.62	$0.06019	$0.76919

Dodge & Cox Balanced Fund: [Fund#146; DODBX; 256201104]

		Distributions Per Share				Tax Designations (per share)
Record Date	Ex-dividend and Reinvestment Date	Ordinary Income	Short-Term Capital Gain	Long-Term Capital Gain	Price Per Share if Reinvested	Qualified Dividends
3/30/06	3/31/06	$.470	$.000	$.081	$83.67	$.20510
6/28/06	6/29/06	.540			83.44	.23565
9/27/06	9/28/06	.620			86.52	.27056
12/27/06	12/28/06	.570	.079	3.043	87.32	.24874
		$2.200	$0.079	$3.124		$.96005

Dodge & Cox Income Fund: [Fund#147; DODIX; 256210105]

		Distributions Per Share				Tax Designations (per share)
Record Date	Ex-dividend and Reinvestment Date	Ordinary Income	Short-Term Capital Gain	Long-Term Capital Gain	Price Per Share if Reinvested	Qualified Dividends
3/30/06	3/31/06	$.150	$.000	$.000	$12.40	$.000
6/28/06	6/29/06	.150			12.21	.000
9/27/06	9/28/06	.160			12.50	.000
12/27/06	12/28/06	.156	.000	.000	12.57	.000
		$0.616	$0.000	$0.000		$0.000

For federal income tax purposes, short-term capital gain distributions are treated as ordinary income. The Funds have no 28% rate gain, unrecaptured Section 1250 gain, Section 1202 gain, nor nontaxable distributions to report for 2006. The Funds have no spillover dividends, income reclassifications, nor return of capital distributions to report for 2006.

Corporate Dividends Received Deduction

Corporate shareholders should note that a percentage of the ordinary dividends (including short-term gains) qualifies for the corporate dividends received deduction. For 2006, the percentages are as follows:

Dodge & Cox Stock Fund	68%
Dodge & Cox International Stock Fund	1%
Dodge & Cox Balanced Fund	28%
Dodge & Cox Income Fund	0%

1/07 D&C SUPTAX LTR

January 2007

DODGE & COX FUNDS

2006 Tax Reports – Information to Shareholders

Enclosed are 2006 tax reports for your investments in Dodge & Cox Funds. Additional information, including 2006 transaction detail and total shares owned at year-end, can be found in the December 31, 2006 Account Statement(s) that you received earlier this month. Please note that we report all dividend and redemption information, as required, to the Internal Revenue Service.

Form 1099-DIV

Dividends and capital gain distributions paid to you during 2006 are listed in the enclosed Form 1099-DIV. You must report all distributions you received to the IRS whether you received them in cash or reinvested them in Fund shares. Each mutual fund’s name and distribution amount (not the name of the mutual fund family) must be reported on your tax returns. Failure to report these distributions on your federal and state income tax returns may result in tax penalties, interest, and withholding of tax from future distributions and redemptions. (Dividends and capital gains received in an IRA are not included on Form 1099-DIV, since income received in an IRA is not taxable as long as it remains in the IRA.)

Ordinary Income Dividends: Income dividends paid to you are reported in Box 1a of your Form 1099-DIV. For income tax purposes, short-term capital gain distributions are treated as ordinary income, and have been included in the total in Box 1a. The portion of the amount in Box 1a that is attributable to qualified dividends is shown in Box 1b of your Form 1099-DIV. Qualified dividend income is eligible for a lower federal tax rate than other ordinary income. Please refer to the IRS instructions for Line 9b of Form 1040 (or the IRS instructions for Line 9b of Form 1040A) or your tax advisor for information about reporting qualified dividends. Dividends paid by Dodge & Cox International Stock Fund include pass-through of foreign taxes paid, which are reported in Box 6 of your Form 1099-DIV. If you hold shares in Dodge & Cox International Stock Fund, additional instructions for reporting foreign taxes paid are enclosed.

Long-Term Capital Gains: Long-term capital gain distributions are reported in Box 2a of your Form 1099-DIV, and generally must be reported on Schedule D (Line 13, column (f)) of your 2006 Form 1040 federal income tax return. (Note: if you do not have to file Schedule D, your capital gain distributions should be reported on Line 13 of Form 1040, or on Line 10 of Form 1040A.) Long-term capital gains are also generally taxable for state income tax purposes. You should consult your state’s tax regulations or your tax advisor for specific requirements on reporting long-term capital gains on your state income tax return.

Form 1099-B

If you sold shares of a Dodge & Cox Fund during 2006, your enclosed 2006 tax report includes Form 1099-B, which reports the gross proceeds from each sale you made during 2006. Any sale of Fund shares should be reported on Schedule D of your federal and state income tax returns along with the appropriate cost of shares sold. Each mutual fund’s name and sales proceeds (not the name of the mutual fund family) must be reported on your tax return.

-over-	1/07 D&C 1099LTR

Remember to include reinvested dividends and reinvested capital gain distributions in your total cost basis.

If you sold shares in 2006 and your account is eligible, your Average Cost Accounting Statement is also enclosed. This statement may assist you with your cost basis calculations. In general, you may use this statement for tax reporting if you elect the Average Cost Single Category method, and you did not report any earlier sales of Fund shares using a different cost basis method. If you received an Average Cost Accounting Statement that shows a loss on a December sale, some or all of that loss may be disallowed due to wash sale rules if you purchase additional shares in January 2006. If that is the case, a revised Average Cost Accounting Statement will be sent to you in mid-to-late February.

Selected State Tax Information

U.S. Government Interest: Depending on your state’s personal income tax laws, you may be entitled to declare a portion of your 2006 ordinary income dividends (Box 1a of Form 1099-DIV) as tax-exempt income on your state personal income tax return. However, some states do not allow the “pass-through” of this exempt interest income unless the percentage of U.S. government obligations held by the Fund exceeds certain thresholds or unless other requirements are met. You should consult your state’s tax regulations or your tax advisor to determine the availability of exemptions.

The following table shows the percentages of total ordinary income dividends that were attributable to interest on direct U.S. government obligations:

% of Income Attributable to Direct U.S. Government Obligations
Dodge & Cox Stock Fund	3.6%
Dodge & Cox International Stock Fund	0.1%
Dodge & Cox Balanced Fund	10.0%
Dodge & Cox Income Fund	15.7%

Florida Intangibles Tax: The Florida Intangibles Tax on mutual fund holdings has been repealed, effective January 1, 2007. Please refer to the Funds’ Annual Reports (which will be released in February) if you need information regarding the Funds’ investments in U.S. government securities.

Other Information

We hope that this information will help you prepare your federal and state income tax returns. However, it is not intended to be a complete discussion covering all of your tax requirements. If you have questions about reporting your taxable income, you should consult with your personal tax advisor or refer to the IRS (www.irs.gov) and state instructions for preparing income tax returns. Additional year-end information regarding tax reporting and online access to your account can be found on the Funds’ web site at www.dodgeandcox.com. If you have any questions concerning your account, please call a customer service representative at

1-800-621-3979.

International Stock Fund Characteristics

[Overview](#) | [Characteristics](#) | [Risks](#) | [Manager Biographies](#)

Standardized Returns as of December 31, 2006 (updated quarterly)	1 Year	3 Years	5 Years	10 Years	20 Years
International Stock Fund	28.00%	25.56%	20.77%	NA[†]	NA[†]
MSCI EAFE Index	26.35%	19.93%	14.98%	NA[†]	NA[†]

Fund Characteristics
as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information	
Net Asset Value Per Share	$43.66
Total Net Assets (billions)	$30.9
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-Day SEC Yield[(a)]	1.37%
Fund Inception	5/1/2001

Asset Allocation


Stocks 94.5%
Cash Equivalents 5.5%

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	**82**	1,164
Median Market Capitalization (billions)	**$15**	$6
Weighted Average Market Cap. (billions)	**$57**	$58
Price-to-Earnings Ratio[(b)]	**13.9x**	14.2x
Countries Represented	**21**	22
Emerging Markets	**14.9%**	0.0%

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	**34.7**	45.3
Japan	**20.5**	22.6
United Kingdom	**15.7**	23.7
Latin America	**7.8**	0.0
Pacific (excluding Japan)	**7.3**	8.4
United States	**4.3**	0.0
Africa	**1.8**	0.0
Canada	**1.4**	0.0
Middle East	**1.0**	0.0

Ten Largest Holdings[(c)]	% of Fund
Sanofi-Aventis (France)	3.3
Hitachi, Ltd. (Japan)	2.5
Credit Suisse Group (Switzerland)	2.5
News Corp. Class A (United States)	2.4
Matsushita Electric Industrial Co. Ltd. (Japan)	2.4
HSBC Holdings PLC (United Kingdom)	2.3
Nokia Oyj (Finland)	2.2
Tesco PLC (United Kingdom)	2.2
Infineon Technologies AG (Germany)	2.2
Royal Bank of Scotland Group PLC (United Kingdom)	2.1

Sector Diversification (%)	Fund	MSCI EAFE
Financials	**21.5**	29.9
Consumer Discretionary	**14.3**	11.9
Information Technology	**12.3**	5.6
Materials	**11.9**	8.4
Energy	**8.6**	7.2
Industrials	**8.1**	11.1
Consumer Staples	**7.5**	7.8
Health Care	**6.1**	7.0
Telecommunication Services	**3.5**	5.5
Utilities	**0.7**	5.6

(a) SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month. (b) The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates. (c) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

† The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through December 31, 2006 (5.67 years) was 16.60%. The MSCI EAFE’s total return was 9.93% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only. Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity. Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy Copyright © 1998-2007 Dodge & Cox®. All rights reserved.